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Exhibit 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MID ANNOUNCES NON-CASH CHARGE FOR MEC'S RACING
OPERATIONS

February 5, 2004, Aurora, Ontario, Canada....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") announced today that it expects to incur non-cash charges from the racing operations of Magna Entertainment Corp. (NASDAQ: MECA; TSX: MEC.A) ("MEC"), a publicly traded subsidiary of MID that would negatively impact MID's consolidated diluted earnings per share, but have no impact on MID's Funds from Operations ("FFO") from its Real Estate Business, for the fourth quarter of 2003.

Today, MEC issued a press release disclosing that it has completed impairment testing of its racing licenses and related long-lived assets, following the completion of its annual business planning process, in accordance with Financial Accounting Standards Board Statement No.142 "Goodwill and Other Intangible Assets" and Statement No.144, "Accounting for the Impairment or Disposal of Long-lived Assets". Based on the results of those tests, MEC will record a non-cash impairment charge to income for an amount, net of income taxes, of approximately US$82 million. The impairment testing process with respect to MEC's non-racing assets, principally golf courses, will be completed by February 24, 2004.

As described in the notes to MID's unaudited consolidated financial statements for the third quarter of 2003, MEC is considering a major redevelopment of its Gulfstream Park racetrack in Florida. If a decision is made to proceed with this project and approval is obtained by MEC from its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if Gulfstream Park is redeveloped as currently contemplated is approximately US$21 million.

MEC has a separate management team and board of directors and its business is run independently from MID's Real Estate Business. MID, however, controls 96% of the votes attached to MEC's outstanding stock (59% equity stake) and is therefore required to include MEC in its consolidated financial statements in accordance with United States and Canadian generally accepted accounting principles ("GAAP"). As a result, MEC's asset impairment charge is expected to negatively impact MID's consolidated diluted earnings per share in accordance with Canadian GAAP by approximately US$1.70.

The charge will not impact the FFO from MID's Real Estate Business for the fourth quarter of 2003.

Company Profile

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

Forward-Looking Statements

The contents of this press release contain statements which constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. Please refer to MID's prospectus dated August 18, 2003, for further discussion of these risks and uncertainties. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

For more information contact John Simonetti, Vice-President and Chief Financial Officer of MID, at (905) 726-7619.

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PRESS RELEASE MID ANNOUNCES NON-CASH CHARGE FOR MEC'S RACING OPERATIONS